SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of	July	2015
Commission File Number	001-37410
ESSA Pharma Inc.
(Translation of registrant’s name into English)
Suite 720, 999 West Broadway, Vancouver, British Columbia, Canada, V5Z 1K5
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document

1	ESSA Pharma Inc. to Commence Trading on the Toronto Stock Exchange

DOCUMENT 1

ESSA Pharma Inc. to Commence Trading on the Toronto Stock Exchange

Vancouver, Canada, and Houston, Texas, July 27, 2015 -- ESSA Pharma Inc. (“ESSA” or the “Company”) (NASDAQ: EPIX) is pleased to announce that it has received final approval for its common shares to be listed and commence trading on the Toronto Stock Exchange (the “TSX”). The Company’s common shares will commence trading at the opening of trading on Tuesday, July 28, 2015 under the trading symbol ‘EPI’.  Concurrently, ESSA’s common shares will be delisted from the TSX Venture Exchange.

Contact Information:

David Wood
CFO, ESSA Pharma Inc.
T: 778-331-0962
E: dwood@essapharmaceuticals.com

About ESSA Pharma Inc.

ESSA Pharma is a development-stage pharmaceutical company focused on developing novel and proprietary therapies for the treatment of castration resistant prostate cancer (“CRPC”) in patients whose disease is progressing despite treatment with current therapies.  ESSA believes that its product candidate, EPI-506, can significantly expand the interval of time in which patients suffering from CRPC can benefit from hormone-based therapies. Specifically, EPI-506 acts by disrupting the androgen receptor (“AR”) signaling pathway, which is the primary pathway that drives prostate cancer growth. We have shown that EPI-002, the primary metabolite of EPI-506, prevents AR activation by binding selectively to the N-terminal domain (“NTD”) of the AR. A functional NTD is essential for activation of the AR. Blocking the NTD prevents activation of the AR by all of the three known mechanisms of activation. In pre-clinical studies, blocking the NTD has demonstrated the capability to overcome the known AR-dependent mechanisms of CRPC.  ESSA was founded in 2009 and is headquartered in Vancouver, British Columbia, Canada.

Forward-Looking Statement Disclaimer

This release contains certain information which, as presented, constitutes "forward-looking information" within the meaning of applicable Canadian securities laws. Forward-looking information involves statements that relate to future events and often addresses expected future business and financial performance, containing words such as "anticipate", "believe", "plan", "estimate", "expect", and "intend", statements that an action or event "may", "might", "could", "should", or "will" be taken or occur, or other similar expressions and includes, but is not limited to, statements about the Company’s listing on the TSX and the implementation of the Company’s business model and strategic plans.

Forward-looking statements and information are subject to various known and unknown risks and uncertainties, many of which are beyond the ability of ESSA to control or predict, and which may cause ESSA’s actual results, performance or achievements to be materially different from those expressed or implied thereby. Such statements reflect ESSA’s current views with respect to future events, are subject to risks and uncertainties and are necessarily based upon a number of estimates and assumptions that, while considered reasonable by ESSA as of the date of such statements, are inherently subject to significant medical, scientific, business, economic, competitive, political and social uncertainties and contingencies. In making forward looking statements, ESSA may make various material assumptions, including but not limited to (i) obtaining positive results of clinical trials; (ii) obtaining regulatory approvals; and (iii) general business, market and economic conditions.

Forward-looking information is developed based on assumptions about such risks, uncertainties and other factors set out herein and in ESSA’s prospectus dated December 5, 2014 under the heading “Risk Factors”, a copy of which is available on ESSA’s profile at the SEDAR website at www.sedar.com, and as otherwise disclosed from time to time on ESSA’s SEDAR profile. Forward-looking statements are made based on management's beliefs, estimates and opinions on the date that statements are made and ESSA undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change, except as may be required by applicable Canadian securities laws. Readers are cautioned against attributing undue certainty to forward-looking statements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Essa Pharma Inc.
(Registrant)
Date:	July 28, 2015	By:	/s/ David Wood
			Name:	David Wood
			Title:	Chief Financial Officer